Exhibit 99.1

SGOCO Group, Ltd. Announces Acquisition of 11 Hau Fook Street Limited

On March 8, 2018, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, Giant Connection Limited closed the Share Exchange Agreement (the “Agreement”) with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million, which was satisfied by the allotment and issuance of 2,935,222 ordinary shares of the Company.